Filing Pursuant To Rule 425

of the Securities Act Of 1933, as amended

Filed By: F&M Bancorp

Subject Company: F&M Bancorp

Commission File No. 333-104793

This filing relates to a proposed merger between Mercantile Bankshares Corporation and F&M Bancorp pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003.

On July 25, 2003, Kaye A. Simmons, Treasurer and Chief Financial Officer of F&M Bancorp, sent the following letters to F&M Bancorp stockholders, participants in the F&M Bancorp Direct Purchase and Dividend Reinvestment Plan and participants in the F&M Bancorp Employee Stock Purchase Plan.

July 22, 2003

Dear Stockholder:

In anticipation of its merger with Mercantile Bankshares Corporation, the Board of Directors of F&M Bancorp voted on July 15, 2003 to coordinate the payment of F&M Bancorp’s 3rd quarter dividend with that of Mercantile Bankshares Corporation, all as provided in the parties Agreement and Plan of Merger dated March 13, 2003. The intention of the merger agreement is that the shareholders of each company receive one dividend each quarter.

The merger, which has received the approval of federal bank regulators, but which remains subject to shareholder approval and the approval of state bank regulators, is currently anticipated to be completed on August 12, 2003. If the merger is completed on August 12, 2003 as currently anticipated, F&M Bancorp stockholders will then receive Mercantile Bankshares Corporation’s 3rd quarter dividend. Based on recent practice, Mercantile’s 3rd quarter dividend is declared and paid in September.

If the merger is delayed for any reason, the Board of Directors of F&M Bancorp has agreed to reconvene to consider the declaration of a dividend to F&M Bancorp shareholders, payable in the 3rd quarter, so that shareholders of F&M Bancorp will receive a dividend in the 3rd quarter.

You are reminded, if you have not already done so, to please complete your Proxy and return it to Wells Fargo Shareowner Services, and also to complete the Election/Transmittal Form and return it to American Stock Transfer & Trust Company, all as provided to you previously.

Should you have questions or need additional information, please don’t hesitate to call me at 888-694-4170.

Regards,

/s/    Kaye A. Simmons

Kaye A. Simmons

Treasurer and

Chief Financial Officer

In connection with the proposed transaction, F&M Bancorp and Mercantile have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). You are advised to read the proxy statement/prospectus, because it contains important information. You may obtain a free copy of the proxy statement/prospectus and other documents filed by F&M Bancorp and Mercantile with the SEC at the SEC’s web site at http://www.sec.gov. In addition, you may obtain free copies of the documents filed with the SEC by F&M Bancorp by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M Bancorp’s website at www.fmbn.com. You may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 347-8361, or from Mercantile’s website at www.mercantile.com.

July 22, 2003

Participants in the F&M Bancorp Direct Purchase and Dividend Reinvestment Plan:

In anticipation of its merger with Mercantile Bankshares Corporation, the Board of Directors of F&M Bancorp voted on July 15, 2003 to suspend the company’s Direct Purchase and Dividend Reinvestment Plan effective at the close of business on July 31, 2003. The purpose of the suspension is to allow for the completion of all transactions occurring prior to July 31, 2003 and to facilitate the orderly exchange of F&M Bancorp stock for Mercantile Bankshares Corporation stock in the merger. The merger, which has received the approval of federal bank regulators, but which remains subject to shareholder approval and the approval of state bank regulators, is currently anticipated to be completed on August 12, 2003. If the merger is delayed for any reason or not completed, the Board of Directors of F&M Bancorp has the ability to reinstate the Direct Purchase and Dividend Reinvestment Plan.

You are reminded, if you have not already done so, to please complete your proxy and return it to Wells Fargo Shareowner Services and also to complete the election/transmittal form and return it to American Stock Transfer & Trust Company, all as provided to you previously. You will note that your certificated shares as well as the shares represented in your dividend reinvestment plan account are listed on the election/transmittal form you previously received and your election, on that form, will be effective for both certificated shares and shares in your plan account.

The last regular purchase under the dividend reinvestment plan occurred on July 15, 2003. If you have previously requested optional cash investments to be made by automatic monthly withdrawal from a designated account, please note that no further withdrawals will be made.

Should you have questions or need additional information, please don’t hesitate to call me at 888-694-4170.

Regards,

/s/    Kaye A. Simmons

Kaye A. Simmons

Treasurer and

Chief Financial Officer

In connection with the proposed transaction, F&M Bancorp and Mercantile have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). You are advised to read the proxy statement/prospectus, because it contains important information. You may obtain a free copy of the proxy statement/prospectus and other documents filed by F&M Bancorp and Mercantile with the SEC at the SEC’s web site at http://www.sec.gov. In addition, you may obtain free copies of the documents filed with the SEC by F&M Bancorp by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M Bancorp’s website at www.fmbn.com. You may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 347-8361, or from Mercantile’s website at www.mercantile.com.

July 22, 2003

Participants in the F&M Bancorp Employee Stock Purchase Plan:

In anticipation of its merger with Mercantile Bankshares Corporation, the Board of Directors of F&M Bancorp voted on July 15, 2003 to suspend the company’s Employee Stock Purchase Plan effective at the close of business on August 1, 2003. The purpose of the suspension is to allow for the completion of all transactions occurring prior to August 1, 2003 and to facilitate the orderly exchange of F&M Bancorp stock for Mercantile Bankshares Corporation stock in the merger. The merger, which has received the approval of federal bank regulators, but which remains subject to shareholder approval and the approval of state bank regulators, is currently anticipated to be completed on August 12, 2003. If the merger is delayed for any reason or not completed, the Board of Directors of F&M Bancorp has the ability to reinstate the Employee Stock Purchase Plan.

You are reminded, if you have not already done so, to please complete your proxy and return it to Wells Fargo Shareowner Services. You are reminded also to complete the election/transmittal form for the shares represented in your Employee Stock Purchase Plan account and return it to Wells Fargo also. Note that if you also own certificated shares or participate in the direct purchase plan, you have received a separate election/transmittal form for these shares which should be completed and mailed to American Stock Transfer & Trust Company.

The last regular purchase under the Employee Stock Purchase Plan occurs on August 1, 2003 and the last withholding from your pay will occur on July 25, 2003.

Should you have questions or need additional information, please don’t hesitate to call me at 888-694-4170.

Regards,

/s/    Kaye A. Simmons

Kaye A. Simmons

Treasurer and

Chief Financial Officer

In connection with the proposed transaction, F&M Bancorp and Mercantile have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). You are advised to read the proxy statement/prospectus, because it contains important information. You may obtain a free copy of the proxy statement/prospectus and other documents filed by F&M Bancorp and Mercantile with the SEC at the SEC’s web site at http://www.sec.gov. In addition, you may obtain free copies of the documents filed with the SEC by F&M Bancorp by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M Bancorp’s website at www.fmbn.com. You may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 347-8361, or from Mercantile’s website at www.mercantile.com.